Exhibit 99.1

GIVEN IMAGING LTD.

New Industrial Park

Yoqneam, Israel 20692

September 6, 2013

Dear Shareholder:

You are cordially invited to attend a Special General Meeting of Shareholders of Given Imaging Ltd. on October 8, 2013, beginning at 4:00 p.m., local time, at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel.  We look forward to greeting as many of you as can attend this Special General Meeting.

Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders.  The Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Special General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Special General Meeting of Shareholders.  Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Very truly yours,

/s/ Israel Makov

Israel Makov
Chairman of the Board of Directors

_______________________

GIVEN IMAGING LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd.:

A Special General Meeting of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on October 8, 2013, at 4:00 p.m., local time, for the following purposes:

1.	To approve a bonus payment to the President and Chief Executive Officer of the Company with respect to 2012 (“Proposal 1”);

2.	To approve an equity grant to the President & Chief Executive Officer (“Proposal 2”);

3.	To approve a compensation policy for Office Holders of the Company (“Proposal 3”);

4.	To approve changes in the compensation of non-employee directors of the Company (other than the external directors) (“Proposal 4”);

5.
To approve the bonus plan for the President and Chief Executive Officer of the Company with respect to fiscal year 2013, which was approved by the Compensation Committee and the Board in February 2013 for all executive officers (“Proposal 5”); and

6.	To approve an amendment to the employment terms of the President and Chief Executive Officer (“Proposal 6”).

Only shareholders of record at the close of business on September 3, 2013, are entitled to notice of, and to vote at, the Special General Meeting.

We look forward to greeting those shareholders present at the meeting personally. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING OF SHAREHOLDERS AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY YOU ARE KINDLY REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

If you are present at the Special General Meeting of Shareholders and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is September 19, 2013.

By Order of the Board of Directors, /s/ Israel Makov Israel Makov Chairman of the Board of Directors

ii

SPECIAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each (“ordinary shares”), of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at a Special General Meeting of Shareholders of the Company to be held on October 8, 2013, at 4:00 p.m., local time, at the Company’s principal offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Special Meeting”).

The Proxy

All ordinary shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked prior to or at the Special Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Special Meeting.

Revocation of Proxies

A shareholder may revoke his, her or its proxy (i) by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; (ii) upon receipt by the Chairman of the Special Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Special Meeting; or (iii) by attending and voting in person at the Special Meeting.  Attendance without voting at the Special Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

Shareholders of record who held ordinary shares at the close of business in the United States on September 3, 2013 (the “Record Date”), are entitled to notice of, and to vote at, the Special Meeting.  In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name.  These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting except for shareholders who hold shares through members of the Tel Aviv Stock Exchange in Israel, who may participate and vote at the meeting if they confirm their ownership as required by the ICL and its regulations.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

As of the last U.S. business day prior to the Record Date, there were 31,656,216 ordinary shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Special Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued share capital. Broker non-votes and abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

For all the proposals, only ordinary shares that are voted on a matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Special Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Approval of each of Proposals 1, 2, 3, 5 and 6 (the “Special Majority Proposals”) requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company. In respect of Proposal 4, the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon is necessary for the approval of each proposal. If, however, Proposal 3 regarding approval of a compensation policy for the Company’s Office Holders is not approved, the approval of Proposal 4 will require special majority, as described for the other proposals in this paragraph.

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, other than solely serving as a director or officer of the Company.  A person is presumed to be a controlling shareholder if holding 50% or more of the controlling means in the Company. In addition, you are deemed to have a “personal interest” in the Special Majority Proposals if you, any member of your immediate family or a company that is affiliated with you (namely, a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares) have a personal interest in the adoption of such proposal.  However, you are not deemed to have a “personal interest” in the adoption of a Special Majority Proposal if your interest in such proposal arises solely from your ownership of our shares. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not. Since it is highly unlikely that any of the Company’s public shareholders has a “personal interest” in any of the Special Majority Proposals and to provide for proper counting of shareholder votes, the enclosed form of proxy card includes a certification that you do not have a personal interest in this matter. If you think you have a personal interest, please contact the Company’s proxy solicitor according to the contact details below; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact the proxy solicitor on your behalf.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Special Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Special Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum required for the meeting shall be conferred exclusively upon the senior among the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Special Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.  Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them. Such custodians will be reimbursed for their reasonable expenses for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares. The Company has retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the Special Meeting.  We will pay Innisfree a fee of $12,500 and reasonable out-of-pocket expenses for its services.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

If you have any questions about how to vote your proxy, you should contact our proxy solicitor:

Innisfree M&A Incorporated

Shareholders may call toll-free:
1-888-750-5834 (U.S. and Canada)
1-412-232-3651 (International)

Banks and brokers may call collect:
1-212-750-5833

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of June 30, 2013 for:  (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power.  The table also includes the number of shares underlying options that are exercisable within 60 days of June 30, 2013.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

IDB Holding Corporation Ltd. (1)	14,184,348	44.9
Directors and listed executive officers as a group (2)	16,665,115	52.7
___________________________

(1)	Based on a Schedule 13D/A filed on April 8, 2013 and on information provided to us supplementally:

This number consists of 2,662,110 ordinary shares held by RDC Rafael Development Corporation Ltd., or RDC, a private Israeli company, 6,802,710 ordinary shares held by Elron Electronic Industries Ltd., or Elron, a public Israeli company, and 4,719,528 ordinary shares held by Discount Investment Corporation Ltd., or DIC, a public Israeli company.

Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be a beneficial owner of, and to share with RDC the power to vote and dispose of, the 2,662,110 ordinary shares held by RDC. In addition, Elron and DIC are parties to a voting agreement with respect to our ordinary shares held by them, as a result of which Elron shares the power to vote 4,719,528 ordinary shares held by DIC and, therefore, may be deemed to be a beneficial owner of a total of 14,184,348, or approximately 44.9% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year which renews automatically annually unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto, and currently it is in effect.

As of June 30, 2013, DIC held approximately 50.3% of the outstanding shares of Elron and, as a result and also due to the voting agreement described above, DIC may be deemed to be a beneficial owner of, and to share with Elron and RDC the power to vote and dispose of, the foregoing 14,184,348 ordinary shares held by RDC Elron and DIC. DIC disclaims beneficial ownership of all the Ordinary Shares held by RDC and Elron.

As of such date, IDB Development Corporation Ltd., or IDBD, a private Israeli company, held approximately 73.9% of the outstanding shares of DIC. IDBD is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDBH, a public Israeli company which is controlled as follows: (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 47.2% of the outstanding shares of IDBH; (ii) Nochi Dankner held, directly and through a company controlled by him, approximately 6.7% of the outstanding shares of IDBH; (iii) Shelly Bergman, through a wholly-owned company, held approximately 3.8% of the outstanding shares of IDBH; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 11.8% of the outstanding shares of IDBH; and (v) Manor Holdings B.A. Ltd., or Manor, a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 9.9% of the outstanding shares of IDBH. A portion of the foregoing shareholdings in IDBH have been pledged to financial institutions as collateral for loans taken to finance the purchase of these shareholdings in IDBH. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such shareholdings.

Subsidiaries of Ganden, Livnat and Manor are parties to a shareholders’ agreement with respect to a majority of the shares of IDBH held by them for the purpose of maintaining and exercising common control of IDBH by them and through their respective parent companies. Their additional shareholdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Nochi Dankner and Shelly Bergman have undertaken to vote the shares of IDBH held by them other than through Ganden in the same manner as Ganden votes its shares in IDBH.

Based on the foregoing, each of IDBD and IDBH (by reason of their control DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to be a beneficial owner of, and to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by DIC, Elron and RDC. Each of IDBD, IDBH, Ganden, Manor, Livnat, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat disclaims beneficial ownership of our ordinary shares held by DIC, Elron and RDC.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Rona Dankner, a daughter of Nochi Dankner, is a director of Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH and DIC and Dori Manor (a son of Isaac and Ruth Manor) is a director of IDBD, DIC and Elron.

Holders of debt securities of IDBH and IDBD are conducting court proceedings against IDBH and IDBD in which these holders allege that IDBH and IDBD are insolvent and therefore seek to force upon IDBH and IDBD certain creditors' arrangements with their respective financial creditors. The creditors' arrangements sought in these court proceedings may result in the financial creditors of IDBH and IDBD owning the entire issued share capital of IDBD. IDBH and IDBD reject the allegations with respect to their insolvency and contest these court proceeding. In addition, IDBH seeks approval for a creditors' arrangement proposed by it with its financial creditors which, if approved, will result in the financial creditors of IDBH owning approximately 54% of the issued share capital of IDBD.

Securities of each of IDBH, IDBD, DIC and Elron are traded on the Tel-Aviv Stock Exchange. The address of each of DIC, IDBD, IDBH and Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 6702301, Israel. The address of each of Elron and RDC is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 6702301, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 6969727, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 5652626, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 7210202, Israel.

(2)
Includes 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC that may be deemed to be beneficially owned by Mr. Arie Mientkavich, who is the chairman of Elron or Mr. Ari Bronshtein, who is the Chief Executive Officer of Elron, as well as 2,480,767 ordinary shares and options to purchase ordinary shares beneficially owned by directors and the executive officers listed in the major shareholders table in our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the SEC on March 7, 2013, in their personal capacities or by their nominees.  The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1 – 2012 BONUS PAYMENT TO THE PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Shareholders are being asked to approve the following compensation for Nachum Shamir, the Company’s President and Chief Executive Officer.

In February 2012, the Compensation and Nominating Committee (the “Compensation Committee”) and the Board of Directors approved a bonus plan for the Company’s executives (the “2012 Bonus Plan”), including Mr. Shamir. Mr. Shamir’s annual base salary has been $432,640 for the last three years, since it was last approved by the annual shareholders meeting in June 2010.

Consistent with bonus plans in previous years, the 2012 Bonus Plan was based primarily (70%) on achieving consolidated revenues and non-GAAP net income targets (“Financial Performance Targets”), twenty percent (20%) on achieving certain measurable personal objectives defined by the Board (“Personal Targets”) and ten percent (10%) on Board discretion.  The achievement of each component of the bonus plan is calculated based on Mr. Shamir full bonus target that has been determined by the Board to be $648,960, or 150% of his annual base salary.

Based on our financial results in the fiscal year ended December 31, 2012, the Company’s Compensation and Nominating Committee and the Board of Directors approved for Mr. Shamir a cash bonus of $515,923 relating to the Company’s results in 2012, calculated as follows:

(A)	$340,000 for achieving 75% of the bonus component tied to Financial Performance Targets;

(B)	$116,814 for achieving 90% of the bonus component tied to Mr. Shamir’s Personal Targets; and

(C)	$58,406, representing the entire amount under the Board’s discretionary component.

It is therefore proposed that the following resolution be adopted at the Special Meeting:

 “RESOLVED, that a bonus to Mr. Shamir in the amount of $515,923 in respect of fiscal year 2012, be, and it is hereby approved in all respects.

Approval of this Proposal 1 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Compensation Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of Mr. Shamir’s compensation as described above.

PROPOSAL 2 – APPROVAL OF EQUITY AWARD TO THE PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Shareholders are being asked to approve a grant of 30,000 restricted share units to Mr. Nachum Shamir, the Company’s President and Chief Executive Officer.

In February 2013, the Company’s Compensation and Nominating Committee and the Board of Directors approved for Mr. Shamir a grant of 30,000 restricted stock units under the Company’s 2003 Equity Incentive Plan vesting 50% at the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date. The value of this grant, if approved, will be determined based on the closing market price of our ordinary shares on the date of the Special Meeting.  This grant complies with the principles of the Company’s compensation policy described in Proposal 3 herein.

The Compensation Committee and the Board of Directors believe it is important to grant equity awards to the Chief Executive Officer as part of his total compensation package to align his financial interests with those of the shareholders of the Company.  The majority of the compensation of the Chief Executive Officer comes from variable compensation, including equity awards that vest over a four-year period to ensure the chief executive’s long term commitment for growth. At the same time, in determining the amount of equity to be granted and approving this proposed equity grant, the Compensation Committee and the Board of Directors have taken into consideration the impact of equity grants on profitability and shareholder dilution and have decided to decrease both the number of units and value of equity granted to the Chief Executive Officer for three straight years, as demonstrated in the table below:

Date of Grant	RSUs Granted	Value at time of Grant
3/6/2010	57000	$999,780
5/5/2011	42750	$868,680
5/15/2012	35000	$626,850

The grant of restricted share units proposed in this Proposal 2 represents a further reduction in the number of equity units granted to the Chief Executive Officer. This grant will be made under the Company’s Amended and Restated 2009 Equity Incentive Plan, which was amended and restated with the approval of our Board of Directors on February 14, 2012 and further amended in September 2012.  This equity plan was most recently filed as exhibits 4.12 and 4.15 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 7, 2013.  Such annual report also contains a summary of the main terms of the 2009 Equity Incentive Plan in Item 6.E under the heading “Stock Option Plans.”  The terms of the 2009 Equity Incentive Plan is incorporated herein by reference.

It is proposed that the following resolution be adopted at the Special Meeting:

 “RESOLVED, that a grant of 30,000 restricted share units to Mr. Shamir, as described in this Proxy Statement, be, and it hereby is, approved in all respects.”

Approval of this Proposal 2 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Compensation Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of Mr. Shamir’s compensation as described above.

PROPOSAL 3 - APPROVAL OF THE GIVEN IMAGING COMPENSATION POLICY FOR
OFFICE HOLDERS

In accordance with recent amendments to the ICL known as Amendment 20, a public company incorporated in Israel, such as our Company, is required to adopt a compensation policy defining the principles that govern the terms of office and employment of our directors and officers. Amendment 20 defines the criteria to be considered or included in the compensation policy. Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders.

Our Board of Directors, based on the recommendation of our Compensation Committee that consists of three independent directors under the Nasdaq marketplace rules, has resolved to approve the compensation policy in the form attached as Exhibit A to this Proxy Statement. Our Compensation Committee and our Board of Directors believe that an effective compensation program is one that is designed to reward performance and that aligns the interests of our directors and officers with those of the company and its shareholders, with the ultimate objective of improving shareholder value and building a sustainable company. Our Compensation Committee and Board of Directors also seek to ensure that we maintain our ability to attract and retain talented employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the global marketplace from which we recruit and compete for talent. Our Board of Directors believes that the proposed compensation policy properly addresses the requirements of the ICL and the philosophy and objectives described above.

The effective date of the compensation policy will be the date it is approved by our shareholders.  The proposed compensation policy will apply to any compensation determined after its effective date and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of directors and officers existing prior to such date.

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, that the Given Imaging Office Holders Compensation Policy in the form attached as Annex A hereto be, and it hereby is approved in all respects.”

Approval of this Proposal 3 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Compensation Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of the Given Imaging Office Holders Compensation Policy.

PROPOSAL 4 – CHANGES TO COMPENSATION OF NON-EMPLOYEE DIRECTORS
(OTHER THAN THE EXTERNAL DIRECTORS)

The Company is submitting for approval changes to equity compensation of non-employee directors (other than the External Directors).

As of the date of this Proxy Statement, the non-employee directors of the Company (other than the External Directors) are Mr. Doron Birger, Mr. Stanley Stern, Mr. Lior Hannes, Mr. Arie Mientkavich, Mr. Ari Bronshtein and Ms. Anat Loewenstein. Mr. Stern serves as a member of the Audit Committee and Mr. Birger serves as a member of the Compensation and Nominating Committee. The Board of Directors has determined that directors Birger, Stern and Loewenstein are “independent,” as this term is defined by the applicable Nasdaq rules, while directors Hannes, Mientkavich and Bronshtein are non-independent due to their service as officers and employees of the Company’s affiliated shareholders.

As previously approved by the shareholders, as part of their board service fee, our non-employee directors receive recurring annual grants of restricted share units, or RSUs.  According to such prior shareholder approval, any non-employee chairperson of our Board of Directors or of any committee thereof receives an annual grant of 5,000 RSUs, any non-employee director receives an annual grant of 4,545 RSUs for board service and any non-employee director serving on a committee or sub-committee of the Board of Directors receives an annual grant of 2,275 RSUs for each committee or sub-committee on which such director is serving. These grants are cumulative.

The Company wishes to make changes to the equity compensation of the non-employee directors to fix the value of equity awards that may be granted as recurring annual grants and extend the vesting period of such grants from one year to three years. The value of equity awards will be determined based on generally accepted accounting principles applicable to the Company (currently, U.S. GAAP), as reflected in its financial statements.

The proposed changes to the equity compensation of non-employee directors have been approved by both the Compensation and Nominating Committee and the Board of Directors of the Company, as required by the ICL, are made to comply with the requirements of Amendment 20 to the ICL that mandates the imposition of a cap on the value on the date of grant of equity that may be granted and requires that equity compensation be aligned with achieving long-term performance and comply with the Company’s compensation policy that is proposed to be adopted under Proposal 3 in this proxy statement.

It is, therefore, proposed that each non-employee director of the Company, whether currently in office or hereinafter elected as a director of the Company, will receive:

(1) a recurring annual grant for service on the Board of Directors of restricted share units having a value of $100,000 on the date of grant;

(2) a recurring annual grant for service as a member of each committee or sub-committee of the Board of Directors of restricted share units having a value of $25,000 on the date of grant; and

(3) a recurring annual grant for service as a chairperson of the Board or any committee or sub-committee thereof of restricted share units having a value of $50,000 on the date of grant for each chairperson position held by the non-employee director.

The foregoing recurring annual grants are cumulative.  For example, a chairman of a Board committee will receive an equity grant as a member of the committee and an additional grant as compensation for his service as a chairperson of the committee.  Recurring grants for Board service will be made initially on the date this Proposal is approved and thereafter annually on the date of the Annual Meeting of shareholders and will vest equally on each of the first, second and third anniversary of the date of grant, provided that the grantee is serving on the Board on the vesting date.

Recurring grants for committee service will initially be made when a director is appointed to a committee or as chairperson of a committee and thereafter on each anniversary of such appointment for as long as such director continues to serve as a committee member. Each of these recurring grants will vest equally on each of the first, second and third anniversary of the date of grant, provided that the grantee is serving on the committee or sub-committee on the vesting date.

In addition to the foregoing, any person joining the Board of Directors as a new non-employee director as of and at any time after the date of this Special Meeting will receive a retention grant of restricted share units having a value of $100,000 on the date of grant. These restricted share units will vest in three equal annual installments beginning with the first anniversary of the grant, for as long as the non-employee director continues to serve as a director of the Company on the relevant anniversary date.

All grants of restricted share units mentioned above will be made under an approved and effective equity plan of the Company or any subsequent plan then in effect and under other terms and conditions previously approved by the shareholders in respect of equity awards to non-employee directors. The Company’s equity plans were most recently filed as exhibits 4.10 through 4.15 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 7, 2013.  Such annual report also contains a summary of the main terms of these plans in Item 6.E under the heading “Stock Option Plans.”  The terms of these equity plans are incorporated herein by reference.

It is proposed that the following resolution be adopted at the Special Meeting:

‘‘RESOLVED that each non-employee director of the Company, whether currently in office or hereafter elected as a director of the Company, will receive equity compensation as partial consideration for his or her board and committee service, as described in this Proxy Statement.’’

The affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, is necessary to approve the foregoing changes to the compensation of nonemployee directors. If, however, Proposal 3 regarding approval of a compensation policy for the Company’s Office Holders is not approved, the approval of this Proposal 4 will require the vote of a majority of the shares represented at the Special Meeting in person or by proxy, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Compensation Committee and Board of Directors recommend that the shareholders vote ‘‘FOR’’ the foregoing proposed changes to the compensation of non-employee directors.

PROPOSAL 5 – 2013 BONUS PLAN OF THE PRESIDENT AND CHIEF EXECUTIVE
OFFICER

Shareholders are being asked to approve a bonus plan for the Company’s President and Chief Executive Officer for fiscal year 2013.

In February 2013, the Company’s Compensation and Nominating Committee and the Board of Directors approved a bonus plan for fiscal year 2013 for the Company’s executive officers, including the Chief Executive Officer.  This bonus plan is based on achieving consolidated revenues and non-GAAP net income targets, as described in the table below.  The Board will have discretion to reduce any bonus payable to Mr. Shamir by up to 20% if Mr. Shamir fails to achieve personal objectives that the Board may define for Mr. Shamir.

The Board believes that structuring the bonus plan on a combination of consolidated revenues and non-GAAP net income targets is the most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability.  The Board also believes that non-GAAP net income is the most appropriate measurement of profitability since it represents the profitability of the Company’s in the ordinary course of business operations. The following table shows the proposed matrix of revenues and non-GAAP net income:

Revenues (R)	R<88%	88%<R<93%	93%<R<98%	98%<R<102%	102%<R<108%	108%<R<110%	R>110%
Net Income (N)(*)
N<63%	None	None	None	None	None	None	None
63%<N<78%	None	50%	63%	75%	88%	100%	125%
78%<N<93%	None	63%	75%	88%	100%	113%	138%
93%<N<107%	None	75%	88%	100%	112%	125%	150%
107%<N<118	None	88%	100%	112%	125%	138%	150%
118<N<129	None	100%	113%	125%	138%	150%	175%
129%<N<140%	None	113%	125%	138%	145%	163%	188%
N>140%	None	125%	138%	150%	163%	175%	200%

The revenues (“R”) and non-GAAP net income (“N”) levels represent budgeted revenues and non-GAAP net income that are included in the Company’s 2013 work plan and budget, which were approved by the Board in February 2013.

The combination of the revenues and non-GAAP net income indicates a percentage of performance, or a performance factor that is then multiplied by the individual bonus target of the Chief Executive Officer to determine the amount of bonus payable to the Chief Executive Officer.  Consistent with prior years since Mr. Shamir joined the Company, the Compensation Committee and the Board of Directors have determined that the annual bonus target for Mr. Shamir for 2013 is 150% of his annual base salary. Starting from 2014 Mr. Shamir has agreed to reduce his target bonus to 100% of his annual base salary.  Mr. Shamir’s annual base salary for the last three years has been $432,640, since it was last approved by the annual shareholders meeting in June 2010.

The actual cash bonus payable for the Chief Executive Officer will not exceed 200% of his annual base salary.

It is the policy of the Company that a majority of the compensation of its Chief Executive Officer will be based on variable compensation that is dependent on business and share performance.

The proposed bonus plan for the Chief Executive Officer described above is consistent with the requirements of Amendment 20 to the ICL and is permitted by the Company’s compensation policy that is proposed to be adopted under Proposal 3 in this proxy statement.

It is proposed that the following resolutions be adopted at the Special Meeting:

 RESOLVED, that the bonus plan to the Chief Executive Officer for fiscal year 2013, as described in this Proxy Statement, be, and it hereby is, approved in all respects; and further

RESOLVED, that the annual target bonus for Mr. Shamir in 2013 will be 150% of his annual base salary and that Mr. Shamir’s target bonus starting from 2014 will be 100% of his annual base salary; and further

RESOLVED, that the actual cash bonus payable for the Chief Executive Officer will not exceed 200% of his annual base salary.

Approval of this Proposal 5 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Compensation Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of Mr. Shamir’s compensation as described above.

PROPOSAL 6 – AMENDMENT TO EMPLOYMENT TERMS OF THE PRESIDENT &
CHIEF EXECUTIVE OFFICER

Shareholders are being asked to approve an amendment to the employment terms of Mr. Nachum Shamir, the Company’s President and Chief Executive Officer.

Since joining the Company in April 2006, Mr. Shamir annual bonus target was 150% of his base salary.  In connection with the compensation policy proposed to be adopted in Proposal 3 of this proxy statement, starting in fiscal year 2014 the maximum annual bonus target for the Chief Executive Officer will be reduced to 100% of the CEO’s annual base salary.  Mr. Shamir has agreed to such reduction of his annual target bonus to 100% of his base salary.

It is proposed, however, that upon a completion of a change of control of the Company, Mr. Shamir’s target bonus, to the extent lower than 150% of his annual base salary at the time of such change of control, will automatically be set and deemed to have been at 150% of his annual base salary so to be consistent with his target bonus in previous years since Mr. Shamir joined the Company. The term “change of control” is defined in Mr. Shamir’s employment agreement by reference to the Company’s equity incentive plan.  The definition of this term is attached to this proxy statement as Annex B.

The proposed amendment to Mr. Shamir’s terms of employment described above is permitted by the Company’s compensation policy that is proposed to be adopted under Proposal 3 in this proxy statement.

It is, therefore, proposed that the following resolutions be adopted at the Special Meeting:

 RESOLVED, that upon a change of control of the Company (as described above), the target bonus of Mr. Shamir, to the extent lower than 150% of his annual base salary at the time of such change of control, will automatically be set at and deemed to have been 150% of his annual base salary. Otherwise, starting in 2014, Mr. Shamir’s target bonus will be 100% of his annual base salary.

Approval of this Proposal 6 requires the vote of a majority of the shares represented at the Special Meeting in person or by proxy, provided that either (1) such majority includes the affirmative vote of at least a majority of the shares of non-controlling shareholders and of shareholders who do not have a “personal interest” (as defined in the ICL) in the subject matter of such proposal, voting in person or by proxy at the meeting, not including abstentions, or (2) that the total number of shares of disinterested shareholders voted against such proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Compensation Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of this Proposal 6, as described above.

ADDITIONAL INFORMATION

The Company filed an Annual Report for the year ended December 31, 2012 on Form 20-F with the SEC on March 7, 2013.  In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K. Shareholders may obtain a copy of these documents, without charge, at www.givenimaging.com.

By Order of the Board of Directors, /s/ Israel Makov Israel Makov, Chairman of the Board of Directors

Yoqneam, Israel
September 6, 2013

ANNEX A

Given Imaging Office Holders Compensation Policy

1.	Introduction

1.1.  Pursuant to the provisions of the Israeli Companies Law 5759– 1999, as amended and the regulations promulgated thereunder (the “ICL”), the Compensation and Nominating Committee and the Board of Directors of Given Imaging Ltd. (the “Company”) adopted a compensation policy for the Office Holders of the Company (the “Policy”). The Policy was initially approved by the shareholders of the Company on ____________.

1.2.  The term “Office Holders” has the meaning defined in the ICL and includes members of the Board of Directors, an Executive Chairman, the Chief Executive Officer ("CEO") and executives reporting directly to the CEO.

1.3.  This Policy is subject to all laws and regulations applicable to the Company and its Office Holders.

2.	Purpose of The Policy

2.1.	The main purposes of this Policy include the following:

2.1.1.           Strengthening the correlation between executive pay, business performance and achievement of the Company’s long term goals;

2.1.2.           Ensuring the ability of the Company to recruit and retain top level senior managers capable of leading the Company to business success.

2.1.3.           Providing proper incentives to Office Holders considering the Company’s risk management  policy; and

2.1.4.           Establishing an appropriate balance between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.  This Policy has been adopted taking into consideration the nature of the Company’s business and its size, including the following:

2.2.1.           The Company has pioneered the field of capsule endoscopy and has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The Company has global operations with offices in Israel, the United States, Canada, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil.

2.2.2.            The Company shares are listed for trading on the Nasdaq Global Select Market since 2001 and on the Tel-Aviv Stock Exchange (TASE) since 2004. The U.S. stock market is the primary capital market for the Company’s shares. Most of the Company’s non-affiliated shareholders are non-Israelis. The Company has never raised capital on TASE.

2.2.3.            The main market for the Company’s products is in the United States, where it generates about two thirds of its revenues. The Israeli market is insignificant for the Company and sales in Israel are negligible.

2.2.4.            Most of the Company’s Office Holders, including the CEO and some of the Board members, are non-Israelis or live and work out of Israel.  In addition, the majority of the Company’s employees is non-Israeli and live and work outside of Israel.

2.2.5.            The Company is competing for executive talent in the medical device field on a global basis, often against larger companies with greater resources.

2.3.  This Policy has been adopted with the view and understanding that compensation of Office Holders must reflect the roles, responsibilities and personal qualifications of each Office Holder, the individual performance of each Office Holder, as well as his or her contribution to the overall Company performance.

2.4.   The publication of this policy is intended to increase the transparency and visibility of the Company's compensation for Office Holders, as part of the Company's commitment to transparent business practices and high standards of corporate governance and legal compliance.

3.	Compensation of Office Holders in Executive Management

3.1.  Determining Total Compensation.  The total compensation of each Office Holder in executive management role is determined based on various factors, including the following:

3.1.1.            The education, qualifications, expertise, skills, professional experience and achievements of the Office Holder;

3.1.2.            The Office Holder’s duties and responsibilities;

3.1.3.            The Office Holder’s seniority (position in the corporate ladder and generally within the industry);

3.1.4.            Existing and previous employment agreements between the Company and Office Holder;

3.1.5.            The Office Holder’s contribution to the Company’s business, profits and stability;

3.1.6.            The need to attract and retain Office Holders with particular skills, know-how or expertise;

3.1.7.            The Company’s financial condition and results of operations;

3.1.8.           The Office Holder’s country of residence;

3.1.9.            The ratio between the compensation of a particular Office Holder and the compensation of other Office Holders at similar managerial levels;

3.1.10.                      The circumstances of recruitment or employment negotiations, such as the need to match or beat a competitive offer, urgency of the hire, etc.; and

3.1.11.                       Relevant peer group benchmark data.

3.2.Benchmark Data. In order to determine the appropriate compensation of an Office Holder, the Company may (but is not required to) perform a comparative compensation study in the relevant market(s).  If performed, the compensation study will be performed at least once every three years and only include companies for which reliable data is available.  It will cover all the compensation elements, including base salary, benefits and variable compensation.  The comparative study may be based on third-party expert data and will cover companies fulfilling as many criteria as possible from the following list:

3.2.1.           Companies competing globally with the Company for managerial talent and for specific positions in particular;

3.2.2.           Publicly traded companies whose stock are traded on NASDAQ and / or the Tel-Aviv Stock Exchange within a 50%-150% market cap range of the average market cap of the Company during the 12 month period immediately preceding the date the benchmark study is performed;

3.2.3.           Companies with key financial indicators, such as EBITDA, revenues, net income and cash flow, within 50%-150% range from the Company’s comparable financial indicators (efforts will be made to obtain data that covers both 3.2.2 and this paragraph 3.2.3);

3.2.4.           Companies in the business of developing, manufacturing and selling medical devices; and

3.2.5.           Companies with distribution of headcount in multiple geographic locations similar to that of the Company.

3.3.  Compensation Ratios

        3.3.1.           The Company considers the ratio of the various compensation elements to be an important consideration when evaluating the total appropriate compensation and the desire to balance between short and long term goals.

        3.3.2.           The Company believes that the majority of the compensation of Office Holders should come from variable compensation components that are linked to business and share price performance.

        3.3.3.           Accordingly, the Company has determined the target ratio between fixed base salary and variable compensation calculated as a percentage of total compensation to be as set forth in the table below:

Level	Base salary*	Performance-based cash compensation (bonus)	Equity-based compensation**
CEO	20%-40%	30%-45%	30%-50%
Other Office Holders in executive management	30%-50%	15%-35%	20%-45%

*   Not including social and fringe benefits

** Based on the value on the date of grant

         3.3.4.           The ratios stated in the table above represent the optimal compensation mix desired by the Company; however the actual ratio may vary based on performance.  For example, in a year with no or limited bonus, the percentage of base salary out of total compensation may be higher than stated above.

3.4.  Fixed Base Salary

3.4.1.           It is essential for the Company to provide competitive base salary to attract and retain talented and qualified Office Holders.  The Company determines base salary based on the information and criteria provided in paragraphs 2 and 3.1 above and a peer group benchmark survey conducted by the Company according to Section 3.2 above.

3.4.2.           If the Company chooses to use benchmark data, it is expected (but not required) that the fixed base salary of the Company’s Office Holders will be in the range of the 45th to the 55th percentile of the benchmark.  At the time this Policy is approved by the Board of Directors, the 45th percentile of the benchmark for the CEO is $458,745 and the 55th percentile of the benchmark for the CEO is $500,785, whereas the Company’s CEO’s base salary at the time this Policy is approved by the Board is $432,640, at the 38th percentile of the benchmark. At the time this Policy is approved by the Board of Directors, the average 55th percentile of the benchmark for other Office Holders is $269,670, whereas the average base salary of the Company’s Office Holders (other than the CEO) is $267,000 at the average 54th percentile of the Office Holder benchmark.

3.4.3.           Fixed base salary of a particular Office Holder may be adjusted periodically to the cost of living, consumer price index or exchange rate at a particular jurisdiction where the Office Holder resides.

3.4.4.           Fixed base salary for Office Holders is reviewed annually and may be adjusted from time to time by the Compensation Committee and the Board of Directors or as otherwise required by applicable law, based on the guidelines detailed in Section 3.1 above.

3.4.5.           In addition, Office Holders may be awarded fixed one-time cash or equity-based payment upon recruitment or promotion.

 Social & Fringe Benefits

         3.5.1.           The Company may grant Office Holders social and fringe benefits that are required by law or that are available in the jurisdiction where they live and work and that are necessary to provide a competitive employment package.  Such benefits may include:

3.5.1.1.                 Annual vacation not to exceed 24 days per year (unused vacation days may be accumulated for up to two years quotas. Any excess vacation days will be revoked);

3.5.1.2.                 Annual sick leave of not more than 90 days;

3.5.1.3.                 Company contributions to pension funds and disability, health and life insurance policies;

3.5.1.4.                 Company contributions to educational funds or other savings vehicles;

3.5.1.5.                 Providing a Company car or a car allowance; and

3.5.1.6.                 Providing communication packages, including telephone, and computers with internet access.

         3.5.2.           The value of the benefits beyond what is afforded by law may not exceed 15% of the fixed base salary.

3.6.  Cash Bonus Plan

3.6.1.           Office Holders will participate in an Annual Bonus Plan which will provide an opportunity to earn a cash bonus based on achievement of quantitative and qualitative criteria as further described below. All of the quantitative and qualitative criteria will be measurable, except that up to 20% of the bonus may be based on the discretion of the CEO and/or the Compensation Committee and/or Board of Directors, as permitted under applicable law. Bonus payments to Office Holders are not guaranteed.

3.6.2.           Measurable quantitative criteria may be determined at the discretion of the Compensation Committee and/or the Board of Directors and, by way of example, may include revenues, net income, gross margins, gross profits, EBITDA, cost savings, meeting regulatory, legal and compliance targets, etc.  Personal measurable objectives and qualitative bonus criteria will be recommended by the Chairman of the Board (for the CEO) or by the CEO (for Office Holders reporting to him). Bonus plan criteria will generally be based on the approved work plan and budget of the Company.

3.6.3.           Quantitative and qualitative bonus criteria may be based on overall Company performance, or regional, unit or personal performance.  Generally, a bonus plan is based in part on overall Company (for Office Holders at the corporate level) or regional (for Office Holders primarily in a regional role) performance (the “Collective Part”) and in part on personal performance (the “Individual Part”).

3.6.4.           The Compensation Committee and/or the Board of Directors will set a bonus target for each Office Holder that is articulated as a percentage of the Office Holder’s annual base salary.  For the CEO, the bonus target will not exceed 100% of his or her annual base salary.1  For other executive officers the individual bonus target will not exceed 60% of the annual base salary.2

3.6.5.           In the Collective Part of the bonus plan, the weight of the quantitative bonus criteria is expressed as a percentage that could range between 50% and 150%, based on the level of performance and achievement of the bonus plan criteria (the “Performance Factor”).  If actual performance in the Collective Part of the bonus plan is below the minimum Performance Factor, no bonus will be paid with respect to the Collective Part. The bonus payout with respect to the Collective Part is calculated by multiplying the Performance Factor by the Office Holder’s individual bonus target. Starting with the bonus plan for fiscal year 2014 and thereafter no bonus will be paid with respect to any fiscal year in which revenues were less than 95% of budgeted revenues or non-GAAP net income were less than 90% of budgeted non-GAAP net income.

3.6.6.           The Chairman (with respect to the CEO) and the CEO (with respect to Office Holders reporting to him) recommend the personal performance objectives that are the basis for the Individual Part of the bonus plan. These objectives can include both quantitative and qualitative elements. At the end of the period covered by the bonus plan, the Chairman (with respect to the CEO) and the CEO (with respect to Office Holders reporting to him) assess the performance of each Office Holder with respect to his or her Individual Part of the bonus plan and recommend the bonus to be paid for such part.

3.6.7.           In no event will a bonus payout to any Office Holder exceed 150% of such Office Holder’s annual base salary.

3.6.8.           The bonus plan criteria and payout calculations must be presented to and approved by the Compensation Committee and the Board of Directors, or as otherwise permitted by applicable law. For as long as a bonus plan is pending, the Compensation Committee and the Board has the power and authority to amend or cancel a bonus plan for specified reasons, which may include the impact of mergers, acquisitions, changes in regulatory or macroeconomic environment and other unplanned circumstances having material impact on the business of the Company or that are outside the control of Office Holders.   The Compensation Committee and the Board of Directors may use their discretion to reduce or cancel a bonus payout in special circumstances only, such as the discovery of fraud or circumstances that would give rise to a termination for cause.

1
With respect to the Company’s Chief Executive Officer in office at the time this policy is adopted, the target bonus may automatically increase to and deemed to have been 150% of his annual base salary upon a completion of a change of control of the Company (as defined in the CEO’s employment agreement).

2
The Company’s 2013 executive bonus plan and the existing bonus target for the current CEO (150% of annual base salary) and two other executive officers (100% and 70% of their respective annual base salary), which were approved by the Board of Directors in February 2013, will continue to apply per the instructions of Section 7.1 of this policy and will not be considered a deviation from this policy. Starting in 2014, the bonus target for the CEO will be reduced to 100% of his base salary and the bonus targets of the two other executive officers referenced above will be reduced to 60% of their respective annual base salary.

 Equity-Based Compensation

3.7.1.           Office Holders are eligible to participate in the Company’s equity plans.  Equity compensation is designed to better align the interests of Office Holders with those of the company’s shareholders, to attract and retain managerial talent and reward Office Holders for long-term performance.

3.7.2.           Equity awards to Office Holders are generally made once annually as part of their total annual compensation package, normally during the first quarter of each fiscal year.

3.7.3.           The value of equity awards will be determined based on generally accepted accounting principles applicable to the Company (as of the date of this Policy, U.S. GAAP). The Company determines the value of equity to be granted to each Office Holder based on the information and criteria provided in paragraphs 2 and 3.1 above and a peer group benchmark survey conducted by the Company according to Section 3.2 above. The value of equity awards granted will be calculated on the date of grant. The value of equity awards granted to the CEO in any particular fiscal year will not exceed 150% of his or her annual base salary. The value of equity awards granted to other Office Holders reporting to the CEO in any particular fiscal year will not exceed 100% of the Office Holder’s annual base salary. The Compensation Committee and the Board of Directors have determined not to set up a cap on the value for equity awards at the time of exercise because doing so contradicts the underlying purpose of aligning compensation with the long-term performance of the Company and is impractical to administer.

3.7.4.           The equity plans of the Company permit the grant of various types of equity awards, including stock options, restricted shares and restricted share units.  The types of equity awards to be granted will be determined at the discretion of the Compensation Committee and the Board of Directors.

3.7.5.           Equity awards will vest over a period of not less than 3 years. Vesting may be accelerated at the discretion of the Board of Directors and/or the Compensation Committee or in specified circumstances included in an approved equity plan.

3.7.6.           Stock options will not be awarded with an exercise price that is less than ten percent (10%) higher than the higher of (i) the share market price on the date preceding the grant approval date and (ii) the average share market closing price during the 30-day period immediately preceding the grant approval date.

3.7.7.           The total number of equity units granted to Office Holders in executive management in any fiscal year will not exceed one percent (1%) of the number of issued and outstanding shares of the Company.

3.7.8.           Except as expressly set forth in this Policy, equity awards will be made based on the terms and conditions of the Company’s equity plans and award agreements.

3.8.	Termination and Retirement Terms

3.8.1.           An Office Holder may be entitled to an advance notice period of up to 6 months prior to termination of employment.

3.8.2.           The contractual advance notice period for each Office Holder will be approved by the Compensation Committee and/or the Board of Directors.

3.8.3.           During the advance notice period, the Office Holder is entitled to receive all of his or her compensation without change, including participation in bonus plans and continued vesting of equity grants.

3.8.4.           The Company may relieve an Office Holder from his duties and responsibilities during a notice period and pay the Office Holder’s compensation for the notice period in lieu of his or her continued services, including, for avoidance of doubt, acceleration of vesting of equity units which are scheduled to vest during such notice period.

3.8.5.           Termination, Severance and Retirement Payments

3.8.5.1.                 In this Section, the term “termination payment” includes termination, severance, retirement or other forms of payments resulting from the cessation of employment relationship.

3.8.5.2.                 The Company will pay severance or other forms of termination payments required by law.

3.8.5.3.                 In addition to any payments in lieu of a notice period, the Compensation Committee and/or the Board of Directors may approve a termination payment up to the maximum value levels set in the following table

CEO	Up to 6 months’ of total compensation
Other Office Holders in executive management	Up to 3 months’ of total compensation

3.8.5.4.                 Total compensation referred to in the table above will include or be based on base salary, fringe & social benefits, and continued or accelerated vesting of equity awards.

3.8.5.5.                 Termination payments may be made only to Office Holders meeting all the following conditions:

3.8.5.5.1.                      The Office Holder was employed by the Company for at least one year;

3.8.5.5.2.                      At the discretion of the Compensation Committee and the Board of Directors, the Office Holder has made significant contribution to the advancement of Company's business;

3.8.5.5.3.                      The termination is not for “cause” or under circumstances justifying, according to the Compensation Committee’s judgment, revocation of the Office Holder’s severance rights; and

3.8.5.5.4.                      If the Office Holder has no contractual right to receive termination payments, the CEO (or the Chairperson of the Board of Directors in case of a retiring CEO) has recommended the termination payment.

3.9.	Comparison to Other Company Employees

3.9.1.           Due to the global nature of the Company’s business as described in Section 2.2 of this Policy and the large variations in customary pay levels and compensation requirements and practices amongst the jurisdictions where Company Office Holders and employees are located, the Company believes that a comparison between Office Holders compensation and the compensation of only Israeli employees (that are less than a majority of all of the Company’s employees) does not provide a meaningful indication with respect to Office Holder compensation or to the strength of labor relations in the Company.

3.9.2.           In addition, many Company employees receive an annual bonus and/or equity-based compensation.  Therefore, a comparison of total compensation of Office Holders to only the base salary of employees is misleading.

3.9.3.           The Compensation Committee and the Board of Directors will review from time to time the ratio between the total cost of employment of each Office Holder and the average and median base salaries of all other employees in the country where the Office Holder is employed, as well as the ratio between the total cost of employment of each Office Holder and the average and median total cost of employment for all other employees in the country where the Office Holder is employed and discuss its possible impact on labor relations within the Company.

3.9.4.           The table below shows the ratio between the total cost of employment of the CEO and the average and median total cost of employment for all other employees in the United States, where the CEO is employed, at the time this Policy is approved by the Board:

Position	Ratio of U.S-based CEO Total Compensation to U.S. Employees Average Total Compensation	Ratio of U.S-based CEO Total Compensation to U.S. Employees Median Total Compensation
President & CEO	9.8 to 1	11.0 to 1

3.9.5.           The table below shows the ratios between the average total cost of employment of executive Office Holders (other than the CEO) in each of the jurisdiction where they are employed and the average and median total cost of employment for all other employees in that jurisdiction, at the time this Policy is approved by the Board:

Position	Ratio of U.S Office Holders Total Compensation to U.S. Employees Average Total Compensation	Ratio of U.S Office Holders Total Compensation to U.S. Employees Median Total Compensation
U.S Office Holders	4.4 to 1	4.9 to 1

Position	Ratio of Israeli Office Holders Total Compensation to Israeli Employees Average Total Compensation	Ratio of Israeli Office Holders Total Compensation to Israeli Employees Median Total Compensation
Israeli Office Holders	8.0 to 1	10.3 to 1

Position	Ratio of EMEA Office Holder Total Compensation to German Employees Average Total Compensation	Ratio of EMEA Office Holder Total Compensation to German Employee Median Total Compensation
EMEA Office Holders	6 to 1	6.7 to 1

4.	Compensation of Directors

4.1.                 The Compensation of the Company’s non-employee directors, including outside and independent directors, is determined according to the Company’s Regulations (Rules Regarding the Compensation and Expenses of Outside Directors), 5760-2000 and as otherwise permitted by the ICL and the rules and regulations promulgated thereunder.

4.2.                 Compensation of non-employee directors may consist of a quarterly retainer, a meeting fee and equity awards.

4.3.                 Members of the Board of Directors are eligible to participate in the Company’s equity plans.

4.3.1.           The value on the date of grant of equity grants to non-employee directors upon their initial election to the Board will not exceed $100,000.

4.3.2.           In addition, non-employee directors are entitled to receive recurring annual grants as part of their total compensation for continued service.  The value of such annual recurring equity grants to non-employee directors on the date of grant in any particular fiscal year will not exceed the following caps: (A) for service as a Board member, $100,000, (B) for serving as a member of a Board committee or sub-committee, $25,000, (C) for serving as the non-executive chairperson of the Board or a Board committee or sub-committee, $50,000.

4.3.3.           Equity awards of non-employee directors will vest over a period of not less than 3 years. Vesting may be accelerated at the discretion of the Board of Directors and/or the Compensation Committee or in specified circumstances included in an approved equity plan.

       4.4.                 Compensation of members of the Board who are employees of the Company will be subject to the guidelines set forth in Section 3 of this Policy, except that an employee of the Company who serves as a director and chairperson of the Board and does not otherwise receive equity awards as an executive Office Holder will be subject to the caps set forth in Section 4.3.2 above in connection with equity compensation for such service.

5.	Insurance and Indemnification

5.1.                 The Company may exculpate its Office Holders from a breach of duty of care, to the extent permitted by applicable law. The Company may indemnify its Office Holders for any liability and expense that may be imposed on them, to the fullest extent permitted by applicable law. The Company may maintain a liability insurance policy for the benefit of its Office Holders with respect to certain breaches of duties and certain financial liabilities and litigation expenses, to the extent permitted by applicable law, up to an aggregate maximum coverage of $50 million and/or a maximum premium of $1.5 million per year.

6.	Claw back

6.1.                 Office Holders (including former Office Holders) are required to return to the Company any amounts received (including profits made on such amounts) based on financial results and/or report subsequently determined to be erroneous and which resulted in a restatement of the Company’s financial statements.

7.	Transition Period

7.1.                 This Policy will apply to any compensation determined after its effective date and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Office Holders existing prior to such date.

8.	Effective Date, Periodic Review and Affirmation

        8.1.                The effective date of this Policy is the date of its approval by the Company’s shareholders.

        8.2.                This Policy does not grant any right to individual Office Holders to receive any of the compensation elements described herein. Actual Office Holder compensation will be determined based on individual employment agreements or individual compensation terms determined and approved according to the ICL.

        8.3.                The Compensation Committee, assisted by the Senior Vice President of Human Resources, and in consultation with the Legal & Finance Departments, is responsible for supervising the implementation of, and continued compliance with, this Policy.

        8.4.                This Policy will be reviewed periodically by the Compensation Committee and the Board of Directors and will be re-submitted for shareholders vote at least once every three years or as otherwise required by the ICL.

ANNEX B

Definition of Change of Control (Proposal 6)

“Change of Control” shall mean, unless otherwise defined in an Award Agreement, the occurrence of an event described in paragraph (a) or (b) below:

(a)           The acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 30% of the then outstanding Shares; provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a change of control:

(i)           Any acquisition directly from the Company;

(ii)           Any acquisition by the Company or by any affiliate (as defined in Rule 405 under the Securities Act) of the Company as of November 1, 2011;

(iii)           Any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or

(iv)           Any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (b) below.

(b)           Consummation of a reorganization, merger or consolidation involving the Company or its Subsidiaries or a sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis (a “Business Combination”) unless, following such Business Combination:

(i)           All or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Shares immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or its successor (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more Subsidiaries); and

(ii)           No Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or its successor resulting from such Business Combination) beneficially owns, directly or indirectly, more than 30% of the then outstanding voting securities of the Company or corporation (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more Subsidiaries) except to the extent that such ownership existed prior to the Business Combination.

(c)           Notwithstanding paragraphs (a) or (b) above, with respect to Restricted Stock Units that constitute “non-qualified deferred compensation” within the contemplation of Section 409A of the Code and that are granted to Participants who are subject to U.S. income tax, a transaction described in paragraphs (a) or (b) above shall constitute a “Change of Control” for purposes of the distribution or settlement of such Restricted Stock Units only to the extent it also qualifies as a “change of control event” within the meaning of Section 409A of the Code.